September 18, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	FleetCor Technologies, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-35004

Dear Mr. Krikorian:

This letter responds to the letter dated September 10, 2012 from the U.S. Securities and Exchange Commission (the “Commission”) to FleetCor Technologies, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (the “Second Quarter Form 10-Q”). The Staff’s comments have been reproduced below followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations, page 45

1.	We note your discussion of changes in revenue on pages 45 and 49 identifies several factors that impacted revenue year over year; however, these factors are not quantified. Please tell us what consideration you gave to quantifying the amount that each source contributed to the increase in revenues. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your subsequently filed Forms 10-Q.

Response:

We considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 in connection with determining whether we had a sufficient level of precision related to our disclosures pertaining to revenue changes year over year. Within our 2011 Form 10-K and Forms 10-Q for the quarterly periods ended March 31, 2012 and June 30, 2012, we disclose the following factors that impact our revenues, net on a consolidated basis and at the respective segment levels:

•	Organic growth

•	Movements in retail fuel prices

•	Impact of the movements in retail fuel prices on fuel spread revenues

•	Acquisitions

•	Macroeconomic environment of certain countries in which we operate, which includes movements in foreign exchange rates

The impact of organic growth, movements in retail fuel prices, movements in retail fuel prices on fuel spread revenues and the macroeconomic environment are interrelated factors that impact our revenues. Due to the interdependencies of each factor, we are unable to track each of these with a high-level of precision, and thus it is not reasonably practical for the Company to quantify and disclose the impact of each of these factors individually. As such, we concluded not to include such figures within the respective filings.

The impact of acquisitions and foreign exchange rates on revenues, net generally can be quantified. If disclosed, we would have provided the following impact of these factors as set forth in the subsequent table (where this figure was previously disclosed we have noted as such):

(In millions)
	3 Months Ended 3/31/2011		3 Months Ended 6/30/2011		6 Months Ended 6/30/2011		3 Months Ended 3/31/2012	3 Months Ended 6/30/2012	6 Months Ended 6/30/2012	Year Ended 12/31/2011		Year Ended 12/31/2010

North America
Impact of foreign exchange rates on revenue	not material		not material		not material		not material	not material	not material	not material		not material
Impact of acquisitions on revenues	not material		not material		not material		not material	not material	not material	not material		not material

International
Impact of foreign exchange rates on revenue	$1.3	*	$4.5	*	$5.8	*	$(1.4)	$(3.3)	$(4.7)	$7.4	*	$(1.0	) *
Impact of acquisitions on revenues	not material		not material		not material		27.4	28.1	55.5	13.1		9.5	*

Consolidated
Impact of foreign exchange rates on revenue	$1.3	*	$4.5	*	$5.8	*	$(1.4)	$(3.3)	$(4.7)	$7.4	*	$(1.0	) *
Impact of acquisitions on revenues	not material		not material		not material		27.4	28.1	55.5	13.1		9.5	*

*	Previously disclosed

In future filings we will include within the results of operations section of Management’s Discussion and Analysis (“MD&A”) the quantitative impact of acquisitions and foreign exchange rates on our revenues, net, as well as any other factors where it is reasonable and practical to do so.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 15. Segments, page 104

2.	We note your disclosure of “North America” revenue and long-lived assets. Please tell us what consideration you gave to FASB ASC 280-10-50-41 which requires you to disclose revenues and long-lived assets for the United States, your country of domicile.

Response:

The Company’s North America segment is comprised of operations domiciled in the United States (“U.S.”) and Canada. Revenues, net in the U.S. represent greater than 99% of revenues, net in our North America segment for each year presented. Long-lived assets in the U.S. represent 100% of the long-lived assets in our North America segment for each year presented. As Canadian revenues, net and long-lived assets represent an immaterial portion of the total revenues, net and long-lived assets in the North America segment, we concluded that revenues, net and long-lived assets of the U.S. operations were appropriately disclosed. However, in future filings, we will provide specific disclosure of revenues, net and long-lived assets related to operations domiciled in the U.S for each year presented.

3.	We note that you disclose that revenues in the United Kingdom and Czech Republic each represent greater than 10% of your consolidated revenues, but you do not disclose these amounts. Tell us your consideration of FASB ASC 280-10-50-41(a). Also, please note that you should disclose your basis for attributing revenues from external customers to individual countries.

Response:

The Company previously disclosed the absolute dollar amount of revenues, net provided by our businesses in the United Kingdom (“U.K.”) and Czech Republic with our 2010 Form 10-K for the years ended December 31, 2010, 2009 and 2008.

Revenues, net for the U.K. and Czech Republic for the year ended December 31, 2011 were $80.8 million and $54.5 million, respectively. Due to an acquisition completed during December 2011, as disclosed in our 2011 Form 10-K, we have projected that revenues, net related to our businesses in the U.K. will be significantly higher in 2012 in comparison to 2011. Furthermore, because of our recent acquisition in the U.K., we have projected that revenues, net provided by our business in the Czech Republic will fall below 10% of our consolidated revenues, net for the year-ended December 31, 2012 and it will not be material to disclose separately. For the year ended December 31, 2011, no other countries represented greater than 10% of our consolidated revenues, net and we have not projected that any country other than the U.S. and U.K. will represent greater than 10% for the year-ended December 31, 2012. In future filings, we will disclose the revenues, net related to our U.K. businesses, as well as any other country that represents greater than 10% of our consolidated total revenues.

Additionally, in future filings we expect to disclose that we attribute revenues, net from external customers to individual countries based upon the country in which the related services were rendered.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Consolidated Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 5. Acquisitions, page 11

4.	We note your disclosure on page 12 that the estimated fair values of certain intangibles was “based on a third party valuation.” Please describe the nature and extent of the valuation specialist’s involvement in the determination of the fair value of the intangible assets. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/ sasinterp.htm for guidance.

Response:

In our Second Quarter Form 10-Q within Note 5 to the Unaudited Consolidated Financial Statements we state, “During the six months ended June 30, 2012, after the December 31, 2011 financial statements were issued, the Company completed a preliminary valuation utilizing a third-party valuation firm of the goodwill and intangible assets of Allstar, where the Company identified additional intangible assets and deferred tax liabilities acquired as of the acquisition date. Based on the third party valuation, the Company has estimated the fair values of the customer-related intangible assets, trade names and trademark assets and merchant network assets acquired as part of the acquisition of Allstar are $135.4 million, $18.9 million and $8.2 million, respectively.”

We believe these disclosures appropriately indicate that the Company completed the preliminary valuation, including estimating the fair values of customer-related intangible assets, trade names and trademark assets and merchant network assets acquired, and in doing so considered the preliminary report provided by the third party valuation firm. As such, we believe that our disclosure appropriately meets the requirements of Question 141.02, which states, “On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.” In future filings, we will include additional disclosure to further clarify the nature of the valuation specialist’s involvement, by stating that the Company completed the valuation of tangible and intangible assets and in connection with such valuation, considered the report of an independent third party.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 17

5.	According to the Earnings Call Transcript, during your Earnings Conference Call you discussed adjusted revenues and adjusted net income as financial metrics that you use to measure your business. It therefore appears that these are key indicators used to measure operating performance. Please tell us why you do not provide a description of these indicators in your Form 10-Q. Refer to SEC Release 33-8350.

Response:

Certain non-GAAP financial measures disclosed by management, such as adjusted revenues and adjusted net income, are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results during our earnings conference call. GAAP metrics, such as net income, revenues and earnings per share, are discussed and disclosed within our Management’s Discussion and Analysis of Financial Condition and Results of Operation section of our Second Quarter 2012 Form 10-Q. In the past, we have not disclosed adjusted revenues and adjusted net income in our Form 10-Qs because we believed (1) these metrics are calculable by readers from the face of our financial statements and (2) their inclusion in our Form 10-Q filing would not produce materially different discussion and analysis of financial condition and results of operation.

Nevertheless, because we agree these are key indicators for our operating performance, in future filings we will include within MD&A tabular disclosure of adjusted revenues and adjusted net income for the periods reported, including a reconciliation of these non-GAAP measures to U.S. GAAP figures.

Results of Operations, page 21

6.	We note that in various places in this section you disclose that organic growth impacted your revenues. In future filings, please confirm that you will expand your discussion to provide a narrative regarding whether the increase in revenues due to organic growth was attributable to increases in prices or volume, in accordance with Item 303(a)(3)(iii) of Regulation S-K.

Response:

In future filings, we will expand our discussion to provide a narrative regarding whether the increase in revenues due to organic growth was attributable to increases in prices or volume in accordance with Item 303(a)(3)(iii) of Regulation S-K, as requested.

* * * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (678) 966-5562 or by fax (770) 449-3471 or e-mail.

Respectfully submitted,

/s/ Eric R. Dey
Eric R. Dey
Chief Financial Officer and Corporate Secretary